FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Special Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For the month of September, 2003

Centerpulse Ltd.

(Translation of registrant’s name into English)

Andreasstrasse 15
CH-8050 Zurich
Switzerland

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

Centerpulse Ltd. (“Centerpulse”) is filing this Report on Form 6-K to furnish the media release announcing the anticipated shareholdings of Zimmer Holdings, Inc. in Centerpulse upon completion of the exchange offers for Centerpulse and InCentive Capital AG on October 2, 2003. The media release is attached hereto as Exhibit 99.1.

Centerpulse hereby incorporates this Report on Form 6-K by reference into the Registration Statements on Form S-8, Nos. 33-8300, 333-76280, 333-76282, 333-103944, 333-103945 and 333-103946.

99.1           Media Release dated September 22, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTERPULSE LTD.

By:	/s/ Richard J. May

Richard J. May Authorized Representative

Date:  September 26, 2003

EXHIBIT INDEX

Exhibit	Description

99.1	Media Release dated September 22, 2003